SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                           For the month of March 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Doc re: Scrip Dividend





Date: 23 March 2005

PRUDENTIAL PLC SCRIP DIVIDEND

Prudential plc announces that the reference price for the fully paid extra shares to be issued to shareholders who elect to receive the scrip dividend alternative for the 2004 final dividend is 481.70 pence per share.

The reference price is calculated as the average of the middle market quotations for the Company's shares as derived from the Daily Official List of the London Stock Exchange for the five business days which commenced on 16 March 2005.

Further details of the scrip dividend alternative will be mailed to shareholders in mid April 2005.







Name of contact & telephone numbers for queries:

Group Secretarial

Penny Follows 020 7548 3821

Jennie Webb 020 7548 2027








            SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 23 March 2005
                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Vanessa Jones
                                              Deputy Group Secretary